6 March 2013

ASX RELEASE

Novogen and The Ingham Institute for Applied Medical Research join forces to bring comprehensive cancer therapies to market.

Novogen  Ltd  today  announces  the  signing  of  a  Memorandum  of  Understanding with  The  Ingham  Institute  in  a  cooperative  venture  to  develop  the  new  class  of

super-benzopyran     molecules     as     anti-cancer     drugs     intended     to     offer

comprehensive cancer therapy.

As  part  of  its  objective  to  bring  CS-6  and  a  number  of  related  drugs  to  market,

Novogen  is  establishing  a  global  network  of  research  groups  in  a  collaboration that  will  provide  the  necessary  infrastructure  to  underpin  this  endeavour.  The

Ingham Institute is the first and key participant in that network.

The  Ingham  Institute  is  a  partnership  between  the  South  Western  Sydney  Local

Health  District,  University  of  Western  Sydney,  University  of  New  South  Wales

and  Liverpool  Hospital.  Fundamental  and  translational  cancer  research  is  one  of the Institute’s main areas of activity.

Novogen    is    seeking    to    develop    a    family    of    drugs    intended    to    deliver

comprehensive  therapy  against  certain  cancers with  notoriously  poor  prognosis.

They  are  glioblastoma  multiforme,  pancreatic  cancer,  late-stage  ovarian  cancer,

melanoma  and  colo-rectal  cancer.  Comprehensive  therapy  refers  to  the  ability  of a therapy to kill both cancer cells and cancer stem cells, an approach increasingly being seen as the answer to tumour recurrence with highly resistant tumours.

CS-6  is  the  Company’s  first  lead  candidate  compound  being  developed  primarily for glioblastoma,  with  late-stage ovarian  cancer  as a secondary clinical target.  An active  analog  design  and  manufacturing  program  is  underway  with  the  aim  of identifying  more  lead  candidate  compounds  which  will  be  assessed  for  their potential benefit  in pancreatic  and  colo-rectal  cancers  and  melanoma.  The  global collaborative  network  of  which  The  Ingham  Institute  is  part  will  participate  in identifying and developing this new approach to cancer therapy.

Dr  Graham  Kelly,  Novogen  CEO,  said,  “The  FDA’s  recent  announcement  of  the availability  of  Breakthrough  Therapeutic  Designation  for  drugs  such  as  CS-6,

means  that  we  need  to  work  with  groups  that  have  the  capacity  to  fast-track

early-stage  clinical  testing”,  said  Dr  Graham  Kelly,  Novogen  CEO.    “We  see  the

relationship  with  The  Ingham  Institute  and  other  global  research  groups  as  key to being able to bring CS-6 and other drugs into the clinic in the shortest possible time.”

About Novogen

Novogen  Ltd  is  a  public  Australian  biotechnology  company  whose  shares  trade on  both  the  Australian  Stock  Exchange  (symbol  ‘NRT’)  and  NASDAQ  (symbol

‘NVGN’).     The  Company  is  based  in   Sydney,   Australia  and  is  focused  on  the

development  of  a  family  of  novel  anti-cancer  drugs  based  on  comprehensive

anti-cancer   activity   against   both   cancer   cells   and   cancer   stem   cells.   The

Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6  belongs  to  a  new  class  of  drug  candidates  intended  to  treat  most  forms  of

cancer   in   a   comprehensive   manner,   targeting   both   cancer   cells   and   their

progenitor  cells   -  cancer  stem  cells.   CS-6  shows  broad  anti-proliferative  and

cytotoxic  activity  against  human  cancer  cells  and  ovarian  cancer  stem  cells.  CS-6

also   has   been   designed   deliberately   to   meet   the   major   known   criteria   for

crossing  the  blood-brain  barrier,  and  for  that  reason  is  being  developed  as  a first-line  for the treatment of glioblastoma multiforme,  the main  form  of primary brain cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

T:  (61 2) 9878 0088

M: (61) 0459 200 095

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com